Mail Stop 3561

August 24, 2009

Elisa D. Garcia
Executive Vice President, General Counsel &
 Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

> **Re: Office Depot, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2009**
> **File No. 1-10948**

Dear Ms. Garcia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

1. With your next filing, please also file a redlined version of your revised proxy as required by Regulation 14a-6(h) of the Proxy Rules.

2. We note your representation on behalf of the company relating to their disclosure obligations and the comment process. Please, however, provide this information in a letter from the Company, executed by an appropriate corporate officer and filed on EDGAR as previously requested.

Security Ownership of Certain Beneficial Owners and Management, page 23

3. We note your response to comment 17 in our letter dated August 5, 2009 although we do not see that you have disclosed the natural person(s) or public company that has ultimate voting or investment control over the shares held by CIE

Management II Limited and LMBO Europe SAS. If you do not know this information beyond the 13D filed, please confirm to us.

4. We note your response to comment 18 in our letter dated August 5, 2009. Please also provide a reference to footnote 7 in the chart by Mr. Odland's name.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. . Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director